Two Shell Plaza

777 Walker Street, Suite 2300

Houston, Texas 77002

713-229-6300

November 18, 2009	VIA FAX 703-813-6982

Mr. Mark Wojciechowski

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4628

Re:	Dune Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 5, 2009 Form 10-Q for the Quarterly Period Ended September 30, 2009 Filed November 3, 2009 File No. 1-32497

Dear Mr. Wojciechowski:

This letter is in response to your Comment Letter referenced above. Set forth below are our responses addressing each of the items set forth in your Comment Letter.

For your convenience, I have numbered the Company’s responses below in accordance with the comments received in your Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Items 1. and 2. Business and Properties

Overview, Page 2

1.	We note your statement that “The SEC PV-10 of our proved reserves at year end was $293.2 million…” As PV-10 is not a defined measure by the SEC, please remove the reference to the SEC.

Response: The reference to SEC with respect to the PV-10 value of Dune’s proved reserves will be removed from all future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Estimates and Accounting Policies

Asset Retirement Obligation, Page 29

2.	For the year ended December 31, 2008, we note an increase in your asset retirement obligation of $7.4 million identified as a revision in estimated liabilities. Please expand your disclosure to discuss the changes in estimates, assumptions, or facts and circumstances that led to such a significant increase in your obligation. See Section V of SEC Release 33-8350.

Response: The fair value of asset retirement obligations are calculated using an expected present value technique. The resulting expected future cash flows are then discounted back to present value using a Company specific credit-adjusted risk-free interest rate. For the year ended December 31, 2008, revisions to estimated plugging and abandonment costs reflected an upward increase in asset retirement obligations of $7,402,702. These increases were primarily the result of significant increases in prices on services and equipment experienced in the oil and gas industry in the last half of 2008. Such revisions are common in this industry where service costs vary to the extent we have seen over the past several quarters. We will more fully discuss these changes in future filings.

Liquidity and Capital Resources, Page 32

3.	We note from your disclosure that, if necessary, you plan to augment your short term and long term liquidity by selling non-core properties. To the extent known, please modify your disclosure to identify the potential properties that may be sold, and the effect such disposition may have on your results of operations, cash flows, and proved reserves, if applicable.

Response: This reference was designed to cover the normal non-strategic asset allocation ongoing in almost all successful companies. We cannot predict when another company may make an unsolicited offer on any of our properties and we evaluate each offer received based on our assessment of value at the time the offer is received. In future disclosures we will specify that non-core properties typically will be less than 5% of the total reserves and production of the Company.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

4.	Please tell us which of the three quantitative disclosure alternatives you have selected under Item 305(a) of Regulation S-K and how your current disclosure complies with those requirements.

Response: This section does not fully comply with Item 305(a). However, Footnote 2 points out that the vast majority of outstanding Dune debt carries a fixed rate and the floating rate associated on the revolver is at historical lows. The result is that interest rate fluctuations would have a very minor impact on the financials. Footnote 5 discloses the detail associated with the oil and gas hedges that mitigate against adverse commodity price fluctuations. Nevertheless, we will expand this section in the future to comply with the disclosure requirements fully.

Engineering Comments

Business and Properties

Overview, Page 2

5.	You state that you experienced a downward revision of 11.0 Bcfe largely as a result of unsuccessful completion attempts in the Comite Field in Louisiana. Please tell us the basis for initially classifying these 11.0 Bcfe as proved reserves. Please provide the details of the completion attempts and tell us how many wells were involved in the failed attempts.

Response: The downward revision of 11.0 Bcfe net in the Comite Field in Louisiana was due to an unsuccessful recompletion attempt in the Cobb #1 well to the Tuscaloosa C formation at 17,650 feet. The reserves were initially classified as proved reserves because a downdip well in the same reservoir (Tusc C) produced gas before watering out. Therefore, the updip reserves believed to be in the Cobb #1 well were classified as proved. The well was sidetracked from the initial wellbore and casing was set prior to perforating the zone. Upon completing the downhole recompletion to this zone in the Cobb well, the well made mostly water and the reserves were removed from the proved category. The reserves were all contained in the one well.

Oil and Natural Gas Volumes and Operating Expense, Page 5

6.	Please reconcile the reported average production cost of $3.13 per Mcfe for 2008 with the 2008 operating costs of $3.82 per Mcfe reported on page 35 under Results of Operations.

Response: The average production cost of $3.13/Mcfe is a component of operating costs of $3.82/Mcfe. See a reconciliation below:

	Total	Per Mcfe
Direct operating expense	$24,830	$2.18
Production taxes	10,710.94
Production costs	35,540	3.12
Workovers	5,456.48
Ad valorem taxes	1,258.11
Transportation	1,247.11
Operating costs	$43,501	$3.82

Risk Factors

We cannot control the activities on properties we do not operate….Page 20

7.	Although you provide this as a risk factor, you do not indicate the degree of exposure you have to this risk. In future filings, please include such metrics as the percentage of reserves and production that are operated by other operators. If these percentages are small, reconsider whether this is a true risk that you face.

Response: Currently less than 10% of our total reserves and production are non-operated. We will remove this as a risk factor in future disclosures.

Supplemental Oil and Gas Information

Proved Reserves, Page F-28

8.	Please tell us how many of your oil and gas reserve revisions were due to price changes and how many were due to performance changes for each reported period.

Response: The total reserve revisions when comparing the end of year reserve report for 2007 versus 2008 due to price differences were -279 MBO net and -1,871 MMCF net; the revision due to performance changes were -594 MBO net and -3,870 MMCF net. We will include this breakout in future disclosures, however, now that we are primarily a Gulf Coast Company with the sale of the Barnett assets, most revisions will be performance based.

9.	We note your response number two of your February 13, 2007 response letter where you confirmed that you would provide appropriate explanations for all significant reserves changes. However, we note significant reserve changes in each of the three reported periods where you have not provided any explanations for those changes. Please revise your document to include the appropriate explanations of all significant reserve changes to comply with paragraph 11 of SFAS 69.

Response: The revisions of major significance in reserves for the 2006 reserve report were the purchase of additional reserves in Newark East (86 MBO and 13,166 MMCF) and downward revision at Welder Ranch and Newark East due to poor performance (191 MBO and 11,625 MMCF). In 2007, the major revisions included the purchase of Goldking Energy Corporation (8,088 MBO and 60,849 MMCF) as well as additional drilling in Newark East (62 MBO and 15,672 MMCF added to extensions, discoveries and other additions) and newly identified reserves at Comite (466 MBO and 13,117 MMCF added to extensions, discoveries and other additions). In 2008, the major revisions included the sale of the Newark East (78 MBO and 31,602 MMCF). In several places in the document we referenced the reserves associated with these changes. In future filings we will ensure a line item detail of such changes.

2008 Reserve Report – DeGolyer & MacNaughton

10.	The report indicates that when the estimate was made certain properties only had production data through July 2008. Please provide us with the reasons that updated production data on these properties was not provided to the reserve engineers to complete their report. Please tell us how many properties only had production data through July 2008 and the reserves and production associated with each of those properties. Tell us why there was no disclosure related to this issue.

Response: At the time the reserve estimates were made, two properties had limited production data through July 2008 because this was the most currently available public data. The fields with limited data were Los Mogotes and North Los Mogotes in which Dune has an average working interest of 0.8% representing 0.3% of the total net reserves for the reporting period. There was no disclosure because the impact was deemed non-material.

11.	Please tell us how your forecasted 2008 oil and gas production from your Total Proved Case of your 2007 reserve report compared to your actual 2008 oil and gas production. Please reconcile any major differences.

Response: Total production for 2008 was 890 MBO and 7,441 MMCF as compared to the forecast in the 2007 reserve report of 1,403 MBO and 13,650 MMCF. Half of the over forecast production in the reserve report was due to Newark East field which was sold in August 2008 (the 2007 reserve report did not forecast the sale) and Comite field which forecasted a successful recompletion in the Cobb #1 well which failed (explained above in item #5). The remaining difference was due to the lack of drilling activity as product prices fell and wells not performing as well as expected along with downtime for hurricanes, pipeline issues and normal operating inefficiencies which are not forecast in a reserve report.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Page 14

12.	You explain that the decrease in production for the nine months ended September 30, 2008 compared to the nine months ended September 30, 2009 of 1,779 Mmcfe, or approximately 20.6%, is a result of “….normal reservoir declines and a very limited capital reinvestment program.” Please tell us whether the decrease in production and the limited capital reinvestment program represented a trend you believed was reasonably likely to occur at December 31, 2009, and how you considered disclosing that fact in your Form 10-K such that a reader could ascertain the likelihood that past performance is an indicator of future expected results. See Item 303(a)(3)(ii) of Regulation S-K and Section III(B)(3) of SEC Release 33-8350. As part of your response, tell us if you believe the decrease in production represents a trend that is reasonably expected to continue for the foreseeable future at September 30, 2009 and how you considered discussing this fact in your Form 10-Q.

Response: We did not believe that the decreased production and limited capital reinvestment program represented a trend likely to occur at December 31, 2009. The crude spot prices plummeted from $100.67 on September 30, 2008 to $39.25 at December 31, 2008 and then rose to $70.67 on September 30, 2009. Natural gas fell from $7.17 on September 30, 2008 to $5.63 on December 31, 2008 but continued to fall to $3.24 on September 30, 2009. This level of volatility and divergence was historical, unprecedented and unpredictable. As a result, it was constantly a challenge to decide on the level of capital to spend and whether it should be geared more to oil or gas. It would have been speculative to suggest any trend under these conditions. The highly variable shifts in commodity prices made making capital commitments a wait-and-see function. It became a matter of timing. Consequently, production would naturally decline as money was not being spent. Nevertheless, we strongly disagree that this is a trend. Dune has historically demonstrated that increased capital spending increases reserves. In fact, given the strengthening in the price of both oil and gas this quarter, we have increased our capital expenditures and raised our daily production levels over previous quarters. The capital budgeting decision was not a function of liquidity during this time. Dune had ample cash and availability under the terms of its revolver to spend the money. It was a function of price and timing.

Very truly yours,

/s/ Frank T. Smith

Frank T. Smith

Chief Financial Officer

5